Exhibit 77C

ROYCE FOCUS TRUST, INC.

At the 2006 Annual Meeting of Stockholders held on September 28, 2006, the Fund's stockholders elected four Directors, consisting of:
	Votes For	Votes Abstained
**Stephen L. Isaacs	911,276	1,680
**David L. Meister	911,276	1,680
*G. Peter O'Brien	14,485,743	155,571
*Charles M. Royce	14,508,798	132,516

*Common Stock and Preferred Stock Voting Together As A Single Class

**Preferred Stock Voting As A Separate Class